UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 1Q 2020 FINANCIAL RESULTS

Consolidated revenue – 68.3 bln rubles (-9% compared to 1Q 2019)

EBITDA1 – 12.7 bln rubles (-17% compared to 1Q 2019)

Loss attributable to equity shareholders of Mechel PAO – 36.9 bln rubles

Moscow, Russia – May 26, 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1Q 2020.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“Consolidated EBITDA in 1Q2020 went up by 36% quarter-on-quarter. This was due to EBITDA’s quarter-on-quarter increase in each of the Group’s business segments. The steel division contributed the most, as its EBITDA doubled quarter-on-quarter. This dynamic became possible due to a significant growth of output and sales of rails and other types of high value-added products as well as decreased production costs as raw material prices went down.

“The mining division’s results came under the influence of a persistent negative dynamics of metallurgical coal prices, but by maintaining stable coal sales and optimizing costs the division managed to demonstrate a 9% EBITDA growth quarter-on-quarter.

“After this reporting period was over, the Group underwent significant changes. In April Mechel sold its 51-percent stake in companies comprising Elga Coal Complex to A-Property OOO. At the same time, Mechel signed debt-restructuring agreements with Gazprombank and VTB Bank.

“This was a very serious step for the Group. The overall financial debt level will decrease by approximately 146 billion rubles. This will enable Mechel to improve its Net debt to EBITDA ratio, cut down debt service costs, and to release resources for further debt decrease and development of the company’s production facilities.”

Consolidated Results For The 1Q 2020

Mln rubles	1Q’ 20	1Q’ 19%		1Q’ 20	4Q’ 19%
Revenue from contracts with external customers	68,332	74,856	-9%	68,332	68,376	0%
Operating profit	7,016	10,837	-35%	7,016	2,560	174%
EBITDA	12,690	15,322	-17%	12,690	9,361	36%
EBITDA, margin	19%	20%		19%	14%
(Loss) / profit attributable to equity shareholders of Mechel PAO	(36,878)	11,336	-425%	(36,878)	(9,765)	278%

Mechel PAO’s Chief Financial Officer Nelli Galeeva commented:

“Consolidated EBITDA for 1Q2020 totaled 12.7 billion rubles, which is 36% more than in 4Q2019. Loss attributable to equity shareholders of Mechel PAO amounted to 36.9 billion rubles, which is 27.1 billion rubles more than in 4Q2019 due to growth of foreign exchange losses on foreign currency liabilities as a result of significant ruble devaluation in this reporting period.

“The operating cash flow in 1Q2020 went up and reached 16 billion rubles as compared to 15.1 billion in 4Q2019, which enabled us to satisfy the Group’s operational and investment needs while fulfilling our financial obligations.

“In 1Q2020, the Group’s finance costs went down by 0.5 billion rubles and reached 8.9 billion rubles as compared to 9.4 billion in 4Q2019 and by 1.2 billion from 10.1 billion in 1Q2019, due to a lower Central Bank of the Russian Federation key interest rate as well as the Group’s efforts on restructuring its debt leverage and decreasing borrowing costs.

“Interest paid in 1Q2020, including capitalized interest and lease interest, went down accordingly to reach 6.6 billion rubles, which is 0.7 billion less than in 4Q2019 (7.3 billion rubles) and 1.1 billion less than in 1Q2019 (7.7 billion rubles). As of mid-May 2020, the average debt portfolio cost is 6.4% per annum, average paid interest rate amounts to 6.3% per annum.

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

“The Group’s net debt excluding fines and penalties on overdue amounts and options went up by 27 billion rubles as compared to December 31, 2019, and amounted to 427 billion rubles. This was due to the ruble weakening against US dollar and euro to the effect of 32.9 billion rubles, which was partly offset by net repayment of 5.7 billion rubles.

“Mostly due to the reason set out above the Net Debt to EBITDA ratio amounted to 8.4 at the end of 1Q2020 as compared to 7.5 at the end of 2019.

“In April 2020, the Group sold its 51% share in the equity capital of Elgaugol OOO, Elga-Doroga OOO and Mecheltrans-Vostok OOO to A-Property OOO. The consideration amounted to 89 billion rubles, with the buyer fully repaying Elgaugol OOO’s obligations to the state development corporation VEB.RF totaling 107 million dollars (approximately 8 billion rubles).

“Renouncing the Gazprombank option to buy out a 49% share in Elgaugol OOO, Elga-Doroga OOO and Mecheltrans Vostok OOO, led to release of non-current financial liability for 49 billion rubles.

“Simultaneously with this transaction, the Group signed debt restructuring agreements with VTB Bank and Gazprombank, according to which consideration from the transaction was used for early repayment of the debt principal to VTB Bank and Gazprombank in proportion to their share in the Group’s debt portfolio. According to the restructuring’s key conditions, debt maturity of most of the loans by VTB Bank and Gazprombank has been extended by seven years until March 2027 with the option of further extension by three years more. Other significant conditions, including interest rates and collateral, remained unchanged.

“On May 7, 2020 the Group’s key lenders — VTB Bank and Gazprombank — confirmed fulfillment of all condition precedents and loan restructuring’s coming into force.

“The company’s debt leverage thus decreased by a total of approximately 146 billion rubles, and the debt portfolio’s structure changed and currently consists of 56% in rubles and the rest in foreign currency (US dollars and euro). The state-controlled banks’ share now amounts to 86%.”

Mining Segment

Coal sales to third parties in 1Q2020 remained roughly at the previous quarter’s level, but continued weakening of the metallurgical coals market led to a 9% decrease in revenue from contracts with external customers. Moreover, with the 1Q2020 put into operation of Chelyabinsk Metallurgical Plant’s blast furnace #4 after an overhaul the need for coke went up, and some coke volumes were redirected from sales to third parties to intra-Group consumption, which also brought down revenue from external customers.

In 1Q2020 the pace of explosive and stripping works at the Group’s Yakutia mining assets somewhat slowed down. This, together with increased mining and coal sales at Yakutugol, had a positive effect on cost of sales. In addition, as the share of exports in sales to third parties decreased, selling and distribution expenses went down also. As a result, in 1Q2020 EBITDA went up by 9% quarter-on-quarter.

Revenue from contracts with external customers in 1Q2020 went down by 26% year-on-year. The division’s EBITDA in 1Q2020 went down by 41% year-on-year. This was primarily due to the decline in prices for all kinds of coal products in the second half of last year, particularly for coking coal concentrate and other types of metallurgical coal. This factor was partly offset by increased sales of metallurgical coals and costs decrease as mining volumes went up.

Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted:

“In 1Q2020 the division maintained the level of mining volumes attained in the second half of last year — over 5 million tonnes quarterly, though this quarter result decreased slightly as compared to 4Q2019 which set the record for the past three years. Coal mining stabilized at a high level as a result of measures taken in the previous periods to restore mining volumes by upgrading the mining fleet and equipment as well as bringing in contractors.

“The division demonstrated improvement of its financial results quarter-on-quarter as production costs went down, despite the coal markets’ high volatility. EBITDA margin went up from 21% in 4Q2019 to 24% in 1Q2020.

“In the future, we plan to continue increasing coal and iron ore mining, as well as salable product output by acquiring new equipment and upgrading existing one. For example, we will pay additional attention to efficiency and reliability of coal washing equipment in order to meet customer quality requirements.”

Mln rubles	1Q’ 20	1Q’ 19%		1Q’ 20	4Q’ 19%
Revenue from contracts with external customers	18,082	24,545	-26%	18,082	19,768	-9%
Revenue inter-segment	8,331	9,473	-12%	8,331	7,977	4%
EBITDA	6,461	10,986	-41%	6,461	5,921	9%
EBITDA, margin	24%	32%		24%	21%

Steel Segment

Revenue from contracts with external customers in 1Q2020 went up by 4% quarter-on-quarter due to increased sales of rails, flat products, including stainless steel flat products, and wire. At the same time, EBITDA nearly doubled in 1Q2020 quarter-on-quarter as steel product sales went up, while production costs went down.

Revenue from contracts with external customers in 1Q2020 showed a minor increase year-on-year. As prices for most of the division’s products diminished, the positive effect came from a significant boost to output and sales of rails, where prices demonstrated positive dynamics. EBITDA went up by 39% in this reporting period year-on-year as production costs decreased with lower procurement prices for raw materials as well as lower selling and distribution expenses as export volumes went down.

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“The division’s 1Q2020 financial results clearly demonstrated the efficiency of our efforts to increase output and sales of the most profitable product types. In this reporting period, with the needs of Russian Railways in mind, we increased rail sales by a third quarter-on-quarter, including doubling our rails export sales. Forgings sales went up by a half. We also increased sales of flat products by 11%, with sales of stainless flat products up by 38%. As a result, revenue from sales to third parties went up by 4% quarter-on-quarter. The decrease in prices for iron ore concentrate (including pellets), coke, ferroalloys and electrodes had a positive impact on production costs, which led to a 101% increase in EBITDA quarter-on-quarter and a 39-percent increase year-on-year. EBITDA margin reached 10%, the highest level since beginning of 2019.

“In order to maintain and increase output of high value-added product types in 2020, we will continue the extensive repair and upgrade program we began implementing last year. Our facilities also continue expanding their product range. For example, in January-April 2020 Chelyabinsk Metallurgical Plant mastered production of 27 new product types, Izhstal mastered 22, and Beloretsk Metallurgical Plant — 14 types.”

Mln rubles	1Q’ 20	1Q’ 19%		1Q’ 20	4Q’ 19%
Revenue from contracts with external customers	42,144	42,062	0%	42,144	40,559	4%
Revenue inter-segment	1,950	1,595	22%	1,950	1,736	12%
EBITDA	4,534	3,259	39%	4,534	2,261	101%
EBITDA, margin	10%	7%		10%	5%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Denis Graf noted:

“The division’s 1Q2020 revenue was relatively stable both quarter-on-quarter and year-on-year. EBITDA in this reporting period nearly quadrupled year-on-year, largely due to lower power transmission costs as the volumes of electricity and capacity went down, while capacity prices on the wholesale market went up. The 37% increase in EBITDA quarter-on-quarter is caused both by the seasonal climatic factor and the increase in energy generation for intra-Group consumption.”

Mln rubles	1Q’ 20	1Q’ 19%		1Q’ 20	4Q’ 19%
Revenue from contracts with external customers	8,105	8,249	-2%	8,105	8,050	1%
Revenue inter-segment	4,319	4,400	-2%	4,319	4,192	3%
EBITDA	921	234	294%	921	671	37%
EBITDA, margin	7%	2%		7%	5%

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, net, Write-off of trade and other receivables, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties, Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	31.03.2020	31.12.2019
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	398,274	370,206
Interest payable	11,141	9,014
Non-current loans and borrowings	6,094	7,205
Other non-current financial liabilities	51,173	48,302
Other current financial liabilities	297	147
less Cash and cash equivalents	(6,816)	(3,509)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	460,163	431,365

Current lease liabilities	10,143	10,353
Non-current lease liabilities	5,938	7,002
Net debt, excluding fines and penalties on overdue amounts	476,244	448,720

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	3m 2020	3m 2019	3m 2020	3m 2019	3m 2020	3m 2019	3m 2020	3m 2019
(Loss) profit attributable to equity shareholders of Mechel PAO	(36,878)	11,336	(15,520)	5,988	(25,262)	6,935	200	(220)
Add:
Depreciation and amortisation	3,992	3,658	2,066	2,069	1,808	1,467	118	122
Foreign exchange loss (gain), net	34,884	(11,979)	10,378	(2,611)	24,438	(9,350)	68	(18)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	8,949	10,085	5,436	6,247	3,507	3,875	137	164
Finance income	(353)	(232)	(353)	(262)	(122)	(163)	(8)	(8)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	937	512	308	210	459	180	168	122
(Loss) profit attributable to non-controlling interests	(194)	378	(92)	180	(171)	197	70	1
Income tax expense (benefit)	713	1,131	3,942	(960)	(226)	(77)	77	(42)
Effect of pension obligations	35	48	23	40	11	7	1	1
Other fines and penalties	632	440	275	125	117	202	90	113
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(27)	(55)	(2)	(40)	(25)	(14)	-	(1)
EBITDA	12,690	15,322	6,461	10,986	4,534	3,259	921	234
EBITDA, margin	19%	20%	24%	32%	10%	7%	7%	2%
	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	1q 2020	4q 2019	1q 2020	4q 2019	1q 2020	4q 2019	1q 2020	4q 2019
(Loss) profit attributable to equity shareholders of Mechel PAO	(36,878)	(9,765)	(15,520)	(5,232)	(25,262)	(96)	200	1,260
Add:
Depreciation and amortisation	3,992	3,908	2,066	2,216	1,808	1,584	118	108
Foreign exchange loss (gain), net	34,884	(3,352)	10,378	(1,366)	24,438	(1,981)	68	(5)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	8,949	9,391	5,436	5,833	3,507	3,588	137	164
Finance income	(353)	(66)	(353)	(171)	(122)	(82)	(8)	(7)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, net, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	937	2,331	308	4,091	459	(1,519)	168	(240)
(Loss) profit attributable to non-controlling interests	(194)	623	(92)	68	(171)	441	70	116
Income tax expense (benefit)	713	5,768	3,942	185	(226)	4	77	293
Effect of pension obligations	35	92	23	63	11	27	1	1
Other fines and penalties	632	505	275	271	117	332	90	(1,019)
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(27)	(74)	(2)	(37)	(25)	(37)	-	-
EBITDA	12,690	9,361	6,461	5,921	4,534	2,261	921	671
EBITDA, margin	19%	14%	24%	21%	10%	5%	7%	5%
*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the three months ended March 31, 2020
(All amounts are in millions of Russian rubles)

	Three months ended March 31,	Three months ended March 31,
	2020	2019
	(unaudited)	(unaudited)

Revenue from contracts with customers	68,332	74,856
Cost of sales	(41,758)	(45,248)
Gross profit	26,574	29,608

Selling and distribution expenses	(13,099)	(13,574)
Impairment of goodwill and other non-current assets, net	(85)	-
Allowance for expected credit losses on financial assets	(375)	(120)
Taxes other than income taxes	(1,477)	(1,137)
Administrative and other operating expenses	(4,731)	(4,173)
Other operating income	209	233
Total selling, distribution and operating income and (expenses), net	(19,558)	(18,771)
Operating profit	7,016	10,837

Finance income	353	232
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	(8,949)	(10,085)
Foreign exchange (loss) gain, net	(34,884)	11,979
Share of profit of associates, net	-	7
Other income	169	55
Other expenses	(64)	(180)
Total other income and (expense), net	(43,375)	2,008
(Loss) profit before tax	(36,359)	12,845

Income tax expense	(713)	(1,131)
(Loss) profit for the period	(37,072)	11,714

Attributable to:
Equity shareholders of Mechel PAO	(36,878)	11,336
Non-controlling interests	(194)	378

Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods, net of income tax:	2,576	(387)
Exchange differences on translation of foreign operations	2,576	(387)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods, net of income tax:	94	14
Re-measurement of defined benefit plans	94	14
Other comprehensive income (loss) for the period, net of tax	2,670	(373)
Total comprehensive (loss) income for the period, net of tax	(34,402)	11,341

Attributable to:
Equity shareholders of Mechel PAO	(34,211)	10,963
Non-controlling interests	(191)	378

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of March 31, 2020
(All amounts are in millions of Russian rubles)
	March 31, 2020	December 31, 2019
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	178,819	179,264
Right-of-use assets	15,796	17,728
Mineral licenses	30,847	31,075
Goodwill and other intangible assets	13,762	13,652
Investments in associates	323	321
Deferred tax assets	3,476	3,648
Other non-current assets	561	553
Non-current financial assets	192	232
Total non-current assets	243,776	246,473

Current assets
Inventories	42,714	39,773
Income tax receivables	64	65
Trade and other receivables	22,168	15,340
Other current assets	7,538	6,982
Other current financial assets	412	363
Cash and cash equivalents	6,816	3,509
Total current assets	79,712	66,032
Total assets	323,488	312,505

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	840	840
Treasury shares	(63)	(63)
Additional paid-in capital	24,434	24,434
Accumulated other comprehensive income (loss)	1,819	(848)
Accumulated deficit	(310,632)	(273,754)
Equity attributable to equity shareholders of Mechel PAO	(279,439)	(245,228)
Non-controlling interests	11,441	11,631
Total equity	(267,998)	(233,597)

Non-current liabilities
Loans and borrowings	6,094	7,205

Lease liabilities	5,938	7,002
Other non-current financial liabilities	51,173	48,303
Other non-current liabilities	272	105
Pension obligations	5,076	4,933
Provisions	4,832	5,238
Deferred tax liabilities	13,799	13,877
Total non-current liabilities	87,184	86,663

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 14,069 million and RUB 11,111 million as of March 31, 2020 and December 31, 2019, respectively	412,343	381,317
Trade and other payables	42,156	38,244
Lease liabilities	10,143	10,353
Income tax payable	9,947	9,161
Taxes and similar charges payable other than income tax	12,442	9,228
Advances received and other current liabilities	11,058	5,816
Other current financial liabilities	297	147
Pension obligations	613	615
Provisions	5,303	4,558
Total current liabilities	504,302	459,439
Total liabilities	591,486	546,102
Total equity and liabilities	323,488	312,505

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the three months ended March 31, 2020
(All amounts are in millions of Russian rubles)
	Three months ended March 31,	Three months ended March 31,
	2020	2019
	(unaudited)	(unaudited)
Cash flows from operating activities
(Loss) profit for the period	(37,072)	11,714
Adjustments to reconcile (loss) profit to net cash provided by operating activities
Depreciation of property, plant and equipment and right-of-use assets, amortisation of mineral licenses and other intangible assets	3,992	3,658
Foreign exchange loss (gain), net	34,884	(11,979)
Deferred income tax benefit	-	(822)
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net	346	65
Write-off of inventories to net realisable value	376	291
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	154	10
Finance income	(353)	(232)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	8,949	10,085
Provisions for legal claims, taxes and other provisions	387	1,485
Other	30	123

Changes in working capital items
Trade and other receivables	(4,188)	(3,323)
Inventories	(2,060)	(1,850)
Trade and other payables	2,329	2,300
Advances received	4,584	224
Taxes payable and other liabilities	3,830	1,935
Other assets	(101)	851

Income tax paid	(128)	(522)
Net cash provided by operating activities	15,959	14,013

Cash flows from investing activities
Interest received	11	49
Proceeds from loans issued and other investments	39	272
Proceeds from disposals of property, plant and equipment	4	145
Purchases of property, plant and equipment	(1,901)	(1,082)
Interest paid, capitalised	(41)	(30)
Net cash used in investing activities	(1,888)	(646)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 98 million and RUB 132 million for the three months ended March 31, 2020 and 2019, respectively	5,098	840
Repayment of loans and borrowings, including payments from factoring arrangement of nil and RUB 1,694 million for the three months ended March 31, 2020 and 2019, respectively	(10,752)	(4,304)
Dividends paid to non-controlling interests	(2)	(6)
Interest paid, including fines and penalties	(6,584)	(7,632)
Repayment of lease liabilities	(479)	(515)
Effect of sale and leaseback transactions	(11)	-
Deferred payments for acquisition of assets	(205)	(39)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	-	(361)
Net cash used in financing activities	(12,935)	(12,017)

Foreign exchange loss (gain) on cash and cash equivalents, net	645	(364)
Changes in allowance for expected credit losses on cash and cash equivalents	5	5
Net increase in cash and cash equivalents	1,786	991

Cash and cash equivalents at beginning of period	3,509	1,803
Cash and cash equivalents, net of overdrafts at beginning of period	2,867	380

Cash and cash equivalents at end of period	6,816	2,745
Cash and cash equivalents, net of overdrafts at end of period	4,653	1,371

There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 26, 2020